EXHIBIT  99.1

7-109-102     AUTHORITY TO INDEMNIFY DIRECTORS.

(1) Except as provided in subsection (4) of this section, a corporation may indemnify a person made a party to a proceeding because the person is or was a director against liability incurred in the proceeding if:

     (a)  The  person  conducted  himself  or  herself  in  good  faith;  and

     (b)  The  person  reasonably  believed:

          (I) In the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; and
          (II) In all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and

     (c) In the case of any criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.